September 11, 2025

Bruce M. Rodgers
Chief Executive Officer
LM Funding America, Inc.
1200 West Platt Street, Suite 100
Tampa, FL 33606

        Re: LM Funding America, Inc.
            Registration Statement on Form S-3
            Filed August 27, 2025
            File No. 333-289887
Dear Bruce M. Rodgers:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. Given the size and nature of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure
       Interpretations.
 September 11, 2025
Page 2
Prospectus Summary
Our Business, page 3

2. We note that you have a cryptocurrency treasury strategy focused on Bitcoin. Please expand your disclosure to describe your plan of operations for the next twelve months by describing the source of capital for your acquisition of Bitcoin, including when you intend to purchase Bitcoin with the proceeds from the PIPE Offering and the securities purchase agreement.
3. Please expand to disclose the policies and procedures you have in place or intend to adopt that govern when you exchange cash, or other assets, for Bitcoin and when you monetize your Bitcoin. Additionally, disclose whether you have policies or will establish policies governing the percentage of your treasury holdings that will be
       Bitcoin, the percentage of your treasury that is currently invested in Bitcoin, and whether you intend to acquire other crypto assets. Please disclose whether you intend to hedge your Bitcoin exposure, and, if so, please describe your hedging strategy.
4. Please revise to identify the custodian of your custodially-held assets. Additionally, describe the material terms of your custodial services agreement, including the term, termination provisions, whether your assets are held in segregated accounts, the identity of entities that have access to the Bitcoin, whether any entity is responsible for verifying the existence of the Bitcoin, and the insurance coverage of your Bitcoin holdings. Additionally, disclose where your third-party custodian is chartered and how it is regulated. Further, please file your custodial services agreement as an exhibit to your registration statement or tell us why you are not required to do so.
5. Please revise to include a materially complete description of Bitcoin and the Bitcoin blockchain, including, for example, a description of the lifecycle of Bitcoin, the use case of Bitcoin, including its purpose, use and/or functions, the market cap of Bitcoin, the circulating supply of Bitcoin, the maximum supply of Bitcoin, the average trading volume of Bitcoin, the launch date of Bitcoin and the Bitcoin blockchain, and the governance of the Bitcoin blockchain.
Risk Factors
Risks Related to our Cryptocurrency Treasury Strategy, page 4

6.     Please revise your risk factor disclosure to address the following:
           Describe factors potentially impacting the price of Bitcoin such as competition from other crypto assets and trends in the level of adoption of Bitcoin relative to other crypto assets.
           Provide quantitative information that demonstrates the volatility of Bitcoin.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 11, 2025
Page 3

      Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Curt Creely